ADDEX THERAPEUTICS LTD

Chemin des Mines 9

CH-1202 Geneva, Switzerland

December 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Chris Edwards

RE:                          Addex Therapeutics Ltd
Registration Statement on Form F-1
File No. 333-251322

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form F-1 (File No. 333-251322) filed by Addex Therapeutics Ltd on December 14, 2020:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Josh Kaufman of Cooley LLP, counsel to Addex Therapeutics Ltd, at (212) 479-6495, or in his absence, David Boles at +44 (0) 20 7556 4446.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

ADDEX THERAPEUTICS LTD

By:	/s/ Tim Dyer
Name:	Tim Dyer
Title:	Chief Executive Officer

cc:                                Josh Kaufman, Cooley LLP

David Boles, Cooley LLP

Marc Recht, Cooley LLP